Exhibit (a)-1


November 13, 1995




Dear Common Stockholder:

By now you should have received a packet of information from Ameribank Corporation ("Ameribank"), offering you the opportunity to sell your shares of Common Stock in United Oklahoma Bankshares, Inc. ("UOB") to Ameribank for $0.50 per share (the "Offer"). In addition, the Letter of Transmittal included in the packet describes the procedure for delivery of your Common Stock to Liberty Bank & Trust Company of Oklahoma City, N.A., which is acting as the Depositary for the Common Stock.

As Chairman of the Board of Directors of UOB, I am writing to advise you that the UOB Board is unable to take a position with respect to the Offer. As Section 10 of the Offer explains, the directors of UOB are also officers and directors of Ameribank. Any opinion regarding the Offer by Ameribank would be a conflict of interest for the UOB directors.

Each stockholder should carefully read the material furnished by Ameribank and make an independent decision regarding the Offer to Purchase your Common Stock. If you have any questions, the Offer directs you to contact Regan &
Associates, Inc., 15 Park Row, New York, New York 10338, telephone 1-800-737-3426.

Sincerely,



/s/George N. Cook, Jr.

GEORGE N. COOK, JR.
Chairman of the Board